PART II

OFFERING MEMORANDUM DATED JANUARY 26, 2023

LEGION M ENTERTAINMENT, INC.
1801 Century Park East, 24th Floor, Los Angeles, CA 90067
www.legionm.com

William Shatner Documentary I Interests Representing
Up to $650,000 of Shatner Shares

Minimum Investment Amount: $100

Legion M Entertainment, Inc. ("Legion M," "the company," "we," or "us"), is offering up to $750,000 worth of securities called "Shatner Shares," which will give investors the right to receive a portion of the Net Picture Revenue generated by the documentary film "You Can Call Me Bill" ("The Picture"). $100,000 of investment will be made through a Regulation D offering. $650,000 of investment will be made in reliance on Regulation Crowdfunding ("Regulation CF offering") through William Shatner Documentary I (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner Shares or the "Securities." For more detail regarding the Securities see "Securities Being Offered."

The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The company must reach its Target Amount of $50,000 by April 30, 2023. Unless the company raises at least the Target Amount of $50,000 under the Regulation CF offering by April 30, 2023, no Shatner Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Investors in this offering will be purchasing the right to receive a portion of the Net Picture Revenue generated by The Picture (see "Securities Being Offered"). This is not a sale of capital stock representing an ownership stake in Legion M. All proceeds from this offering will be used to pay for expenses outlined in the budget and/or to repay Legion M for the expenses that have already been paid for ("Budgeted Expenses") related to the production, marketing, and distribution of The Picture as well as the legal, accounting, marketing, and platform fees related to this offering. The SPV does not charge any fees to investors, nor does it add any expenses to be deducted in the

calculation of Net Picture Revenue. For important information regarding the distribution of Net Picture Revenue to investors in this offering, see "Securities Being Offered" and "Risk Factors."

Investment commitments may be accepted or rejected by the company, in its sole and absolute discretion. The company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, Wefunder Portal LLC (the "Intermediary"). All committed funds will be held in escrow with Silicon Valley Bank (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the company's offer to sell the Securities at any time for any reason. The company will also conduct a concurrent offering in reliance on Rule 506(c) of Regulation D on the same terms as this offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

LEGION M

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

We believe that what makes Legion M a different type of entertainment company is that Legion M has been built from the ground up to be owned by fans rather than Venture Capitalists or Wall Street investors. Legion M has and continues to take advantage of historic new equity crowdfunding laws that allow the public to invest in our company, including from the earliest stages of our development. We believe being owned by a large community of fans gives us competitive advantages that could ultimately make us one of the most influential companies in Hollywood.

THIS OFFERING

While Legion M is a company that has been funded using equity crowdfunding, this offering is NOT for equity (shares) in Legion M. Instead, investors in this offering will be purchasing the right to receive a portion of the Net Picture Revenue, defined in "Securities Being Offered," generated by a specific Legion M project, The Picture, which is described in detail below. The funds raised by this offering will go exclusively to the Budgeted Expenses of The Picture, and the returns to investors of this offering (if any) will come exclusively from Net Picture Revenue generated by The Picture.

Though you will not own equity in Legion M it is important that you know about Legion M to evaluate your investment. If Legion M were to fail as a company, it could jeopardize your ability to collect Net Picture Revenue related to this project. For that reason, we urge you to consider all the risk factors listed in this offering document, including those related to Legion M as a company, and ask yourself questions like the following:

- Do they have the talent and resources to accomplish their goals?
- Are they financially solvent, and will they remain so long enough to distribute revenue returned by the project?

Additional information about Legion M, including related to its business, financial information and capital structure can be found in Appendix A – Legion M. In addition to this filing and the annual report under Regulation CF, Legion M is required to make filings under Regulation A. All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing. See "Regulatory Information – Ongoing Reporting" below.

THE PICTURE – "YOU CAN CALL ME BILL"

In June of 2022 Legion M announced they had partnered with the award-winning team at Exhibit A Pictures (*Leap of Faith: William Friedkin on The Exorcist, Memory: The Origins of Alien, 78/52: Hitchcock's Shower Scene*) to produce a documentary about William Shatner, referred to in this offering as The Picture.

Much of the original footage for The Picture was shot with Mr. Shatner on a soundstage in Laurel Canyon, CA in May of 2022. Additional footage was captured at various other locations, including San Diego Comic Con in July of 2022. In addition to the original footage shot exclusively for The Picture, the Exhibit A team also used a great deal of clips from film and TV projects spanning Mr. Shatner's entire career.

The terms of The Picture are dictated by contracts between Legion M Entertainment Inc, Exhibit A Pictures, and Melis Corp, which is a corporation representing William Shatner.

In June of 2022 Legion M also announced that The Picture would be financed by fans via an equity crowdfunding offering. As a company that's owned by fans, Legion M has endeavored to create "Fan First Financing" with terms that are designed to be both easy to understand and favorable for small investors.

In November of 2022 a rough cut of The Picture was completed and submitted to film festivals. In December of 2022 Legion M entered discussions with a sales agent that, pending a signed agreement, will represent the film throughout the sales process. The Picture is expected to premier in Q1 of 2023, with a final public release date that will be determined by the distributor.

Distribution of The Picture

How The Picture is distributed will impact the type of revenues it generates. Potential distribution channels include, but are not limited to:

- Theatrical box office;
- VOD platforms (e.g., iTunes, Amazon, etc.);
- Streaming platforms (e.g., Netflix, Hulu, etc.);
- Advertising supported channels and VOD platforms (e.g., Tubi, Pluto, etc.);
- DVDs and Blu-Rays;
- Secondary distribution windows, such as television rights; and
- Other partners licensing The Picture (e.g., airlines, etc.).

See also "Risk Factors – Risks Related to The Picture" and "Securites Being Offered – Distribution of Revenue."

Due Diligence

Due diligence by CrowdCheck, Inc.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Related to The Picture

Investors in this offering will be purchasing a right to receive a pro rata distribution of the Net Picture Revenue generated by The Picture, which is a highly risky investment and may result in the total loss of the investment. The company will finance, produce and exploit The Picture and the ancillary rights therein held by the company, (i) in such ventures the risk of loss is high in comparison with the prospects for any profit, and that therefore investment in The Picture is suitable only for those investors who do not require liquidity in their investment; (ii) the production of The Picture by the company is an entirely new and speculative venture and it is impossible to project or predict whether the investment will result in a gain or loss to the investors, and therefore **ANY POTENTIAL INVESTOR PARTY TO THE AGREEMENT SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT;** (iii) the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change; (iv) the success of a film may also be significantly affected by the number and popularity of other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by The Picture.

This investment is speculative due to the nature of the film and entertainment industry. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in inability to complete production which would result in abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit The Picture so as to enable Company to recoup all or any portion of your Investment or to yield a profit on your Investment. Furthermore, until the completion of post- production and the sale of The Picture to a distributor, it is unlikely that Company will derive any revenues from The Picture. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of The Picture.

There can be no assurance that The Picture will generate any revenue. No assurance can be made, and no representation, warranty, covenant or agreement is made, that the project being developed hereunder will generate revenue sufficient to distribute cash to Investor and further. Investor has no assurance of receiving a return of its investment, or any profit in excess of the investment. Investor has been advised to seek independent legal counsel before making the Investment commitment and fully understands that there is an extremely high risk of loss associated with making the Investment and can bear such loss. Investor has relied and will rely solely on its own advisors and/or investor's internal personnel with knowledge and expertise qualifying them to analyze and evaluate the transaction herein contemplated.

We will use the proceeds from this offering to pay expenses related to the production and distribution of The Picture, including paying back money loaned to the production by Legion M, prior to any stream of revenue being generated. To date the company has paid approximately $260,000 in expenses related to production of The Picture. We estimate total expenses, including those related to marketing and distribution of The Picture plus legal, accounting, administrative, platform and marketing costs of this offering, will amount to $750,000 once post-production has been completed. The proceeds from this offering will be used to pay back Legion M and to pay any remaining expenses related to production of The Picture. Investors in this offering will have the right to receive a pro rata portion of any revenue generated by The Picture, but there cannot be any guarantee that The Picture will succeed in generating any revenue. Therefore, investors in this offering risk losing the full amount of their investment. For details regarding our Budgeted Expenses, please see "Use of Proceeds."

Other stakeholders will be paid from the Gross Picture Revenue generated by The Picture before investors will be entitled to receive any Net Picture Revenue. It is customary in the film and entertainment industry for certain stakeholders to receive payment of fees and other costs and expenses related to the production and distribution of motion pictures. While some stakeholders (Legion M and William Shatner) are deferring fees, other partners and stakeholders will be paid prior to investors in this offering receiving any revenue. For details, see "Description of Securities Being Offered and Rights of the Securities of the Company – SPV – Revenue Distributions." See also the Subscription Agreement included with this offering statement as Appendix B.

Motion picture production involves a number of significant risks that could delay or prevent completion of the Picture. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of The Picture or make completion impossible. If The Picture is not completed, no revenues will be derived from The Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of Company. To the extent that contributions to the capital of Company are insufficient to cover all production costs of The Picture, all such contributions may be lost.

The Picture is being produced without the coverage of a completion bond. By investing, investors will acknowledge that The Picture will not be covered by a completion bond and there is no guarantee of completion of The Picture. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delay, destruction, or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Distribution of motion pictures, such as The Picture, involves substantial risks outside of our control. Distribution of films requires specialized marketing expertise and considerable financial resources. The company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized.

The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

There is presently no contract with any distributor to distribute The Picture. The success of The Picture will be dependent upon our ability to complete The Picture, the attractiveness of the final product to a distributor and the distributor's ability to exploit the picture (which may include the distributor's ability to to commit substantial sums to promote The Picture successfully). Legion M may not have the financial or business capability to distribute The Picture itself. The gross revenue derived from The Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for The Picture. Legion M has no agreement at this time with any third party for the distribution of The Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to us from the exploitation of The Picture. There is no assurance that such negotiations will result in revenues or profits. Furthermore, although Legion M has agreed to use commercially reasonable efforts to cause The Picture to be distributed, there is no assurance that The Picture will be distributed or that such distribution will be profitable. The fact that any distributor derives profits from its distribution of The Picture will not, in turn, assure that investors in this offering, the company or other producers will also derive profits therefrom.

There are multiple distribution channels for films, and each method of distribution usually has different revenue allocation arrangements. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. Furthermore, these difference distribution channels may also impact the amount of customary "of the top fees" that are deducted by third parties from revenue before Legion M receives its portion of the revenue, or "Gross Picture Revenue." See also "The Picture – Distribution" and "Securities Being Offered – Revenue Distribution."

We do not have insurance coverage in the event COVID-19 delays production or causes illness on set that results in lawsuits against us. Investor acknowledges that there is great uncertainty due to COVID-19 and the virus that causes COVID-19, SARS-CoV-2 (for purposes of this section, collectively referred to as "**COVID-19**") and related matters. The parties acknowledge and agree that due to Covid-19, Legion M or the other producers may suspend or terminate production of The Picture. We are unable to secure insurance coverage for any COVID-19 related matter, and in the event we are forced to shut-down production due to a COVID-19 related matter, **IT IS LIKELY THAT INVESTORS WILL SUFFER A COMPLETE LOSS OF INVESTOR'S ENTIRE INVESTMENT**. We are also at further risk due to COVID-19 related matters including the very real possibility that we will not be able to secure the services of necessary cast and/or crew personnel or, if secured, that such persons may become sick and unable to complete their services for the production. In addition, we may be sued by one or more individuals claiming that such person was made sick or otherwise injured (or died) as a result of contracting COVID-19 in connection with the production of The Picture. It is unlikely that Legion M or any of the producers will have any insurance to cover such a claim nor the resources to defend or settle such a claim and, in such event, **IT IS LIKELY THAT INVESTOR WILL SUFFER A COMPLETE LOSS OF INVESTOR'S ENTIRE INVESTMENT**.

Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us and The Picture. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the

halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

The success of The Picture is dependent upon the performance of third parties. Even if The Picture is completed there is no assurance that a distributor will agree to release or otherwise distribute the Picture. No assurance can be made that The Picture will be produced. No assurance can be made that if The Picture is produced, a distributor will agree to release The Picture or that The Picture will otherwise be distributed, or if a distributor agrees to release The Picture, that the release will be on a certain minimum number of screens or backed by a certain minimum amount of advertising, and no representation, warranty or assurance to the contrary has been made. Furthermore, if an agreement is reached with a particular director, actor, distributor or other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually perform as contractually required and no indemnity is furnished to Investor by Company in the event any such party breaches its obligations to the ultimate detriment of Investor. Further thereto, no breach by a third party of an agreement or other duty in connection with The Picture shall be a breach of this Agreement.

The film and entertainment business is highly competitive. We intend to engage in a highly competitive business and therefor the investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of The Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, The Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of The Picture may have a material adverse impact on Investor's Investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

Entertainment projects can be risky, and often budgets run over. The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

Even if a project is successful, it is likely to take a long time for us to realize profits. Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years.

Our company relies on the "Fair Use" doctrine to use clips in The Project. This doctrine allows for the use of copyrighted material without permission under certain circumstances. However, the interpretation of the "Fair Use" doctrine can be subjective and is ultimately determined by the courts. If a court were to find that our use of copyrighted material does not qualify as "Fair Use," we could be sued for copyright infringement and be required to pay damages. Further, even if we won or it was just the threat of litigation this could still be time consuming and expensive and further in an image-oriented image damage the perception of our film and potentially limit our ability to successfully monetize it. All of this, could have a negative impact on our financial performance and reputation.

Public perception is important in the entertainment industry. In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Although we have no reason to believe that

anyone involved in The Picture has done, or will do, anything to cause public outrage or get “cancelled,” there remains a risk that statements made by our partners, or events involving them, even if misinterpreted or inaccurately reported, may result in a negative public reaction and harm our ability to distribute and successfully market The Picture. As a result, the ability of The Picture to raise revenue through ticket sales to the public, streaming deals or other methods of distribution, will be impaired and may result in material adverse impact on revenue. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director, employees, or celebrities who are featured in our films and TV shows may harm our business.

Our documentary film features a star celebrity as a key contributor. If this celebrity or any member of our team were to engage in behavior or make statements, even if misinterpreted or inaccurately reported, that damages their reputation or results in them being unable to participate in the promotion of the film, it could negatively impact the commercial success of the film and result in a loss of revenue for our company. Additionally, if the film is cancelled or postponed as a result of the celebrity's actions, we may incur additional costs and lost profits or even a total loss on the project.

Risks Related to Legion M

Our auditor has issued a “going concern” opinion. Legion M’s auditor has issued a “going concern” opinion on our financial statements, which means they are not sure that we will be able to survive as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March of 2016 and has a history of losses without profits since inception. The fact that we’ve been able to raise enough financing and/or revenue to sufficiently fund our operation for the each of the preceding years since inception (each of which had “going concern” opinions on our financial statements) does not guarantee our ability to raise sufficient financing and/or generate sufficient revenue in the future. We have sustained net losses of $2,939,564 and $2,225,398 in the years ended December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, the Company has working capital with current assets that exceed current liabilities by $1,207,726, has an accumulated deficit of $14,416,704, and does not have liquid assets to satisfy its expected obligations for the next year without additional finance or revenue. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

Public perception is important in the entertainment industry. In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making Legion M susceptible to negative postings, and false allegations about the Company and its projects. As a company raising money from the crowd, Legion M’s funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without even requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of “social proof.” For instance, Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent the Company continues or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management’s attention from the company’s business.

We depend on a small management team and may need to hire more people to be successful. Our success will greatly depend on the skills, connections and experiences of our three executives, Paul Scanlan, Jeff Annison and Terri Lubaroff. Should any of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the company, and we currently have no independent directors. Our three executive officers and directors are currently also our controlling shareholders. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

Risks Related to the Securities

You will not have any voting rights. By investing in this offering, you will be purchasing membership interests in an SPV that will mirror the rights of the Shatner Shares issued by the company to the SPV. Neither the membership interests nor the Shatner Shares have voting rights or other preferences. Accordingly, holders of William Shatner Documentary I membership interests will not have any influence on the company's management or how it handles The Picture, including whether to sell The Picture.

You will not have the ability to influence management. Other than as set forth in this Form C, no investor in this offering will have the right to participate in the management of the business of Legion M or SPV, including related to The Picture. Accordingly, investors should not invest unless they are willing to entrust all aspects of management to Legion M, which includes the right and power to, among other things, abandon The Picture at any time for any reason.

The offering terms have been set by Legion M's management. Legion M has set the maximum offering amount to be raised in this offering at $750,000. The miminum amount of investment to participate in this offering is $100. Legion M established that each Shatner Share will be deemed to be one unit for each $10 invested and will entitle the holder to a certain percentage of future revenue streams upon certain conditions. However, for purposes of determining the amount of Net Picture Revenue to be distributed, investors will be entitled to their pro rata share of Net Picture Revenue based upon the percentage amount of their principal investment in The Picture. Terms for this type of security are purely speculative. Our terms has not been validated by any independent third party. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of in this revenue stream related to The Picture. You should not invest if you disagree with these terms.

The characteristics of the Shatner Shares, including payment terms, no maturity date, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The Shatner Shares may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing Shatner Shares. The characteristics of the Shatner Shares, including the payment terms, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The

Shatner Shares may not be a suitable investment for you based on your ability to withstand a loss of your principal amount invested or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any Shatner Shares, you should consider your investment allocation with respect to the amount of your contemplated investment in the Shatner Shares in relation to your other investment holdings and the diversity of those holdings.

Holders of Shatner Shares are exposed to the credit risk of our company. Shatner Shares are our full and unconditional obligations. If we are unable to make payments required by the terms of the agreements, you will have an unsecured claim against us. Shatner Shares are therefore subject to non-payment by us in the event of our bankruptcy or insolvency. In an insolvency proceeding, we cannot assure you that you will recover any remaining funds. Moreover, your claim may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

The Shatner Shares are unsecured obligations. The Shatner Shares are unsecured general obligations of Legion M. The Shatner Shares will be general unsecured obligations and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the Shatner Shares by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of Shatner Shares. Therefore, as unsecured obligations, there is no security to be provided to the holders of the Shatner Shares.

There is no current market for Legion M's Shatner Shares. There is no formal marketplace for the resale of the SPV membership interests or the Shatner Shares they mirror. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Shatner Shares on an over-the-counter market. It is hard to predict whether we will ever sell The Picture, in which case the funds generated by the sale will be distributed to Investors in accordance with the Subscription Agreement included with this offering memorandum as Appendix B. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

Any dispute regarding the subscription agreement for this offering will be resolved by arbitration conducted in the State of California, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation. The subscription agreement for this offering provides that the sole forum for any dispute arising thereunder will be arbitration in Los Angeles, California. As a result, investors would not be able to pursue litigation in state or federal court for any disputes pertaining to the subscription agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the subscription agreement is enforceable under federal law and the laws of the State of Delaware. Investors cannot waive the company's compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors' ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the subscription agreement. For details see Subscription Agreement included in this offering memorandum as Appendix B and Investor Agreement available at https://wefunder.com/terms#investor.

Investors will be subject to federal income tax consequences. The SPV expects to be treated as a partnership for U.S. federal income tax purposes. Each investor, in determining its U.S. federal income tax liability, will take into account its allocable share of income, gain, loss, deduction and credits of the SPV, without regard to whether it has received distributions from the SPV. Consequently, investors may be liable for income taxes on income allocated to them in a given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of the SPV's taxable income using cash from other sources. The consequences to investors of an investment in the SPV are complex. Accordingly, each prospective investor is advised to consult its own tax

counsel as to the specific tax consequences of an investment in the SPV. The SPV has not been structured to provide tax benefits to investors, and an investment in the SPV should not be based on the expectation that tax benefits will accrue therefrom.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that WeFunder instruct the escrow agent, Silicon Valley Bank, to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors in the SPV. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors in the SPV and will have no such rights.

Investors will have to subscribe to multiple agreements in order to invest in this offering. In order to invest in this offering, investors must agree to become a party to the Subscription Agreement and the SPV Subscription Agreement, each included as Appendix B and Appendix C, respectively, and the Investor Agreement available at https://wefunder.com/terms#investor.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. We do not intend to register the Securities or the underlying Shatner Shares in connection with an initial public offering or as a class under the Exchange Act, and you will have no right to require the Company to do so. You also will not have the right to require Legion M to redeem your Securities. As a result, if you decide to sell your Securities, you may not be able to find a buyer.

Your Shatner Shares will be subject to transfer restrictions. In addition to a one-year transfer restriction imposed by Regulation CF, investors will be subject to transfer restrictions imposed by the SPV Subscription Agreement to which they must become a party prior to investing in this offering. The transfer restrictions in the SPV Subscription Agreement do not expire and require investors to obtain written permission from the SPV and Legion M prior to selling or otherwise transferring their Securities. For details see SPV Subscription Agreement included in this offering memorandum as Appendix C.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to any Wefunder processing fee. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (*e.g.*, minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will not be investing directly into Legion M or have a direct contractual agreement with them for the revenue share, but into a special purpose vehicle. Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in William Shatner Documentary I, a series of Wefunder SPV, LLC, the SPV, and with the money you pay, the SPV will buy our Shatner Shares. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the Shatner Shares. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing prior to the 2021 regulatory changes, and there may be unforeseen risks and complications. You will also be relying on Wefunder Admin, LLC, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

Crowdfunding SPV. The Securities in this offering will be issued by both Legion M and the SPV. The proceeds from the offering will be received by the SPV and invested immediately in the securities issued by Legion M. The SPV will be the legal owner of the Shatner Shares. Investors in this offering will own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Shatner Shares as if they had invested directly in The Picture.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The Company's executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	52	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	51	Appointed to indefinite term of office March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	50	Appointed to indefinite term of office Nov. 15, 2017	Full-time
Directors:				
Paul Scanlan	Director	52	Appointed to indefinite term of office March 4, 2016	

Jeff Annison	Director	51	Appointed to indefinite term of office March 4, 2016
Terri Lubaroff	Director	50	Appointed to indefinite term of office November 15, 2017.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote. Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV

development in the 2008 book, “Small Screen, Big Picture.” Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University’s School of Law. She is a member of the Television Academy, the Hollywood Radio and Television Society and the Producers Guild of America.

USE OF PROCEEDS

Minimum $50,000 Raise

If the company raises the minimum offering amount of $50,000, then Wefunder will receive a 7.5% cash commission of $3,750. Legion M will use the remaining $46,250 to reimburse Legion M for expenses already incurred in developing and producing The Picture. After that, Legion M plans to raise additional funds from other investors (including, potentially, Legion M) to fund the remaining Budget of The Picture shown below.

For disclosure regarding risks related to The Picture if we are unable to raise enough funds to complete it, please see "Risk Factors."

Maximum Raise of $650,000

If the company raises the maximum amount of $650,000 in this offering, then Wefunder will receive a 7.5% cash commission of $48,750. Legion M will use the remaining $601,250 as follows:

1. Approximately $260,000 will be used to reimburse Legion M for expenses already incurred in developing and producing The Picture.
2. The remaining funds will be used (in conjunction with $100,000 being raised in a concurrent Regulation D offering under the same terms) to fund the remainder of the Budgeted costs listed below.

Please find below our anticipated Budget, including the expenses that have already been paid for ("Budgeted Expenses"), which has also been included in Exhibit 1 to the Financing Agreement.

Production Budget of Film	**$565,101**	**75%**
3rd Party Hard Costs	$415,101	55%
Fees to Exhibit A (For production, directing, writing, & cinematography)	$150,000	20%
Fees tp Legion M	$0	0%
Fees to William Shatner	$0	0%
Equity Crowdfunding Expenses	**$118,750**	**16%**
Wefunder Fees	$48,750	6.5%*
Legal and Accounting Costs	$20,000	3%
Marketing Costs	$50,000	7%
Contingency	**$66,149**	**9%**
TOTAL AMOUNT RECEIVED FROM OFFERINGS	**$750,000**	**100%**

** Wefunder fees are shown as a percentage of the combined offering. Wefunder charges 7.5% fees on investments made via Regulation CF, and 0% on investments made via Regulation D.*

Note that any unspent proceeds from The Offering (e.g., leftover contingency and/or savings from expenses that were lower than expected) will be treated as Gross Picture Revenue. See the Subscription Agreement included with this offering memorandum as Appendix B for details.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of The Picture.

FINANCIAL DISCUSSION

The Picture

Principle photography for The Picture was completed in May of 2022, and in November of 2022 a rough cut was completed and submitted to film festivals. All the expense incurred in the development and production of the film to date (approximately $260,000) have been paid by Legion M, with the understanding amongst the Producers that Legion M would recoup this money (without interest) once funds were raised from fans via this offering.

Note that all of the budgeted expenses are for 3rd party, out-of-pocket costs, and that none of the budgeted expenses include fees or payments of overhead to Legion M or William Shatner.

We have also included a financial discussion of the company, Legion M. The financial discussion relating toLegion M can be found in Attachment A, under "Financial Discussion."

SECURITIES BEING OFFERED

The following descriptions summarize important terms of membership interests representing the Shatner Shares. The Shatner Shares are an investment contract under which investors will receive their pro rata share of net revenue generated by The Picture. The following description is qualified in its entirety by the terms of the Subscription Agreement included in this offering memorandum as Appendix B.

For a description of the company's capital stock, you should refer to Appendix A – Legion M – Rights of the Other Securities of the Company.

The investment will be made through William Shatner Documentary I (the "SPV"), a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The securities in this offering will be issued by both the company and the SPV. The proceeds from the offering will be received by the SPV and invested immediately in the securities issued by the company. The SPV will be the legal owner of the Shatner Shares. Investors in this offering will own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Securities (and the Shatner Shares into which they convert) as if they had invested directly with the Company.

Revenue Distributions

Pursuant to the Subscription Agreement, investors in this offering will be entitled their share of revenue received by Legion M, defined as Net Picture Revenue (below). Distributions of Net Picture Revenue will be made as follows:

Legion M will distribute Net Picture Revenue as follows:

a. Investors will receive their pro rata share (according to their Percentage Ownership) of one hundred percent (100%) of Net Picture Revenue until the Principal Amount of their investment has been received.
b. Thereafter, investors will receive their pro rata share (according to their Percentage Ownership) of thirty-three percent (33%) of the Net Picture Revenue, and the Producers (defined below) will receive the remaining sixty-sevent percent (67%).
c. Net Picture Revenue will be distributed on a semi-annual (or better) basis commencing approximately one year after commercial release of The Picture, and provided there is at least $10,000 in Net Picture Revenue for distribution.
d. If there is less than $10,000 in Net Picture Revenue in any given period, that amount will be held in reserve for distribution during the next period in which at least $10,000 in Net Picture Revenue has accumulated.
e. Legion M will distribute the portion of money due to shareholders directly to Wefunder. Wefunder, as manager of the SPV, will then distribute money to individual investors.
f. If The Offering is not fully subscribed, investors will receive their pro rata interest as if the round was fully subscribed and Legion M will find one or more other investor(s), potentially including Legion M, to provide funding for the rest of the expenses required for The Picture.
g. If Legion M utilizes funds from one or more other investor(s) ("Other Investors"), including Legion M, to raise money for The Picture, such Other Investors will invest on the exact same financial terms as the Investors in The Offering, and shares of Net

Revenue will be distributed pari-passu between Other Investors and Investors in The Offering.

Investors will receive annual K-1 tax statements from the SPV.

Gross Picture Revenue

Gross Picture Revenue is is defined as all the money (in perpetuity) received by Legion M from exploitation of the Picture. It includes direct revenues from the exploitation of the Picture itself, as well as any ancillary revenues, such as licensing fees from merchandise sales for products derived from The Picture, subject to the limitations and additions listed in the Subscription Agreement included as Appendix B. Note that Gross Picture Revenue gets paid to Legion M after any off the top fees," deducted by third parties.

Sources of Gross Picture Revenue can vary greatly by the distributor and distribution strategy utilized. Gross Picture Revenue may include amounts paid to Legion M from partners utilizing one or more (or none) of the following means of distribution:

- Theatrical box office;
- VOD platforms (e.g., iTunes, Amazon, etc.);
- Streaming platforms (e.g., Netflix, Hulu, etc.);
- Advertising supported channels and VOD platforms (e.g., Tubi, Pluto, etc.);
- DVDs and Blu-Rays;
- Secondary distribution windows, such as television rights; and
- Other partners licensing The Picture (e.g., airlines, etc.).

As noted above, Gross Picture Revenue is defined as the revenue actually received by Legion M, which does not include amounts deducted by distribution partners for customary off the top fees, which could include one or more (or none) of the following:

- Fees and other costs deducted by distributors or other third-parties for expenses, such as marketing expenses related to The Picture;
- Revenue splits deducted by third-parties;
- Fees payable to agents, including sales and collection agents, payable prior to Legion M receiving revenue from The Picture; and
- Any residual holdbacks.

Note that no off the top fees are paid to William Shatner, Legion M, or Exhibit A pictures or any company personnel from those companies.

For more detail, see the Subscription Agreement included as Appendix B. See also "Risk Factors – Risks Related to The Picture -- There are multiple distribution channels for films, and each method of distribution usually has different revenue allocation arrangements."

Net Picture Revenue

Net Picture Revenue is the revenue available for distribution to investors in this offering after Legion M has paid third-party, out-of-pocket costs and expenses incurred by Legion M when collecting, auditing, and administering monies paid and/or owed to the Legion M from distributors and/or other licensees of The Picture. It also includes expenses related to marketing and delivery of The Picture to distributors, sales agents and festival related expenses. No payments will be made to Legion M personnel except for reimbursement of verifiable, out-of-pocket

expenses incurred in connection with the foregoing activities. For more detail, see the terms of our Subscription Agreement included as Appendix B to this offering memorandum.

No Voting Rights

The SPV Interest and the underlying Shatner Shares do not entitle investors to any voting rights. To the extent holders of the SPV Interests and underlying Shatner Shares are given the opportunity to vote on a matter called to attention by Legion M, the Lead Investor in this offering will have that right to vote pursuant to a proxy granted to Lead Investor. For details, see "Investor Agreement" available at https://wefunder.com/terms#investor.

No Other Preferences or Redemption

Holders of the Shatner Shares will have no other preferences in the event of dissolution or liquidation, nor any redemption rights.

Transfer Restrictions

In addition to a one-year transfer restriction imposed by Regulation CF, investors will be subject to transfer restrictions imposed by the SPV Subscription Agreement to which they must become a party prior to investing in this offering. The transfer restrictions in the SPV Subscription Agreement do not expire and require investors to obtain written permission from the SPV and Legion M prior to selling or otherwise transferring their Securities. For details see SPV Subscription Agreement included in this offering memorandum as Appendix C.

What it Means to be a Minority Holder

As an investor in the company's Shatner Shares, you are purchasing a right to a revenue stream in the Project. You will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The Securities purchased by investors in this offering will be subject to transfer restrictions imposed by the SPV subscription agreement. For details see also "Risk Factors – Your Shatner Shares will be subject to transfer restrictions" and the SPV Subscription Agreement included with this offering memorandum as Appendix C.

How we determined the offering price

The company is offering membership interests representing Shatner Shares, which entitles investors to participate in future revenue streams, if any, that related to The Picture. The company determined the offering price of the securities by reference to the Budgeted Expenses of The Picture.

REGULATORY INFORMATION

Disqualification

Neither the company, the SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://legionm.com/investorrelations.

The company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Regulation A

Legion M is required to make annual and semi-annual filings with the SEC. We make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1K.

All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing.

These filings will relate to Legion M and its results and will only reflect specific information about The Picture to the extent required by applicable accounting principles.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging

growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

Compliance failure

Neither the company nor the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://wefunder.com/williamshatnerdocumentary/.